UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Gulf Island Fabrication, Inc.

(Exact name of registrant as specified in its charter)

Louisiana (State or Other Jurisdiction of Incorporation or Organization)	72-1147390 (IRS Employer Identification No.)

2170 Buckthorne Place, Suite 420 The Woodlands, Texas (Address of Principal Executive Offices)	77380 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Common Stock, no par value per share	The NASDAQ Stock Market LLC (Nasdaq Global Select Market)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A Offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Amendment No. 2 on Form 8-A/A is being filed by Gulf Island Fabrication, Inc. (the “Company”) to amend the Company’s Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on March 27, 1997, as amended by Amendment No. 1 filed with the SEC on October 20, 2020, to update the Company’s “Description of Capital Stock.”

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following summary of the material terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of our Amended and Restated Articles of Incorporation (“Articles”) and our Amended and Restated By-laws (“By-laws”). Copies of our Articles and our By-laws are incorporated herein by reference as Exhibits 1 and 2, respectively, and will be sent to you at no charge upon request.

We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”): common stock, no par value per share, which we refer to as our common stock.

Authorized Capital Stock

Our authorized capital stock consists of 30,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share, the rights and preferences of which may be established from time to time by our Board of Directors.

Description of Common Stock

The rights of all holders of the common stock are identical in all respects. Each shareholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the shareholders.

Dividends. Subject to the preferences of any outstanding preferred stock and any other stock ranking prior to the common stock as to the payment of dividends, the holders of the common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Voting Rights. Each holder of record of common stock is entitled to one vote for each share on all matters duly submitted to shareholders for their vote or consent. Holders of our common stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power are able to elect all of the directors, subject to any voting rights of holders of any shares of outstanding preferred stock. Unless otherwise required by law or, our Articles or By-laws, any matter brought before any meeting of shareholders, other than a contested election of directors, is decided by the affirmative vote of the holders of a majority of the votes cast, assuming a quorum is present. Except as otherwise provided by our By-laws, each of our directors is elected by the vote of a majority of the votes cast with respect to such director at any meeting of shareholders held for the election of directors at which a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting.

Liquidation Rights. Upon the dissolution, liquidation or winding up of the Company, after payments of debts and expenses and payment of the liquidation preference plus any accrued dividends on any shares of our outstanding preferred stock, the holders of our common stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them, unless and to the extent that holders of any outstanding shares of preferred stock or other securities are entitled to participate with the holders of our common stock in receiving distributions of such remaining assets.

Preemptive and Other Rights. Holders of our common stock have no preemptive, subscription, sinking fund, or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company.

Certain Anti-Takeover Provisions of our Articles and By-laws

General. Provisions of our Articles and By-laws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management.

Amendment of our Articles or By-laws. Our By-laws may be adopted only by a majority vote of our Board of Directors. Our By-laws may be amended or repealed by (i) a two-thirds vote of our Board of Directors, or (ii) the affirmative vote of the holders of at least a majority of the total number of votes that are entitled to be cast on the amendment, voting together as a single class, present or represented at any regular or special meeting of shareholders, the notice of which meeting of shareholders expressly states that the proposed amendment or repeal is to be considered at the meeting. Our Articles may be amended by the affirmative vote of at least a majority of the total number of votes that are entitled to be cast on the amendment.

Effects of Authorized but Unissued Common Stock and Blank Check Preferred Stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by our Board of Directors without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our Articles grant our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Board Membership — Size, Removal, Vacancies. Our By-laws provide that our Board of Directors may be comprised of not less than three nor more than 12 persons as set from time to time by our Board of Directors. Our shareholders may remove one or more directors for cause only by a vote of not less than two-thirds of the outstanding shares. Our By-laws provide that any vacancy on our Board of Directors may be filled by our Board of Directors. In addition, despite the expiration of a director’s term, the director shall continue to serve until his or her successor is elected and qualified, or until his or her resignation or removal.

Advance Notice of Intention to Nominate a Director. Our By-laws permit a shareholder to nominate a person for election as a director at either an annual meeting of shareholders or at a special meeting of shareholders where the notice of meeting specifies that directors will be elected. Such a nomination is permitted only if written notice of such shareholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting or prior to such special meeting, as applicable. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the shareholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Exchange Act, had the nominee been nominated by our Board of Directors. Any nomination that fails to comply with these requirements may be disqualified.

Advance Notice of Shareholder Proposals. Our By-laws permit a shareholder proposal to be presented at a shareholders’ meeting only if prior written notice of the proposal is provided to the Company within the time periods and in the manner specified in our By-laws.

Power to Call Special Shareholder Meeting. Special meetings of shareholders may be called by (i) any shareholder or group of shareholders holding at least 20% of all the votes entitled to be cast on an issue proposed to be considered at a proposed special meeting; or (ii) our Board of Directors.

Limitation of Liability of Directors and Officers. Our Articles and By-laws provide that no director or officer will be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of our directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the Company or our shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Preferred Stock

We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our Board of Directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

Item 2. Exhibits.

1. Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on May 22, 2020 (File No. 001-34279)).

2. Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on November 10, 2020 (File No. 001-34279)).

3. Specimen Common Stock Certificate (incorporated by reference to the Company’s Form S-1/A filed on March 19, 1997 (File No. 333-21863)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023	GULF ISLAND FABRICATION, INC.
	By:	/s/ Westley S. Stockton
Name: Westley S. Stockton
Title: Executive Vice President, Chief Financial Officer, Treasurer and Secretary